Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


RECD S.E.C.
DEC 2 9 2003
1086

23 December 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


03045501


MACQUARIE
BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
Company Secretary

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 @ $18.08 each 5,000 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,000 on 23/12/03

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	215,493,384	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,767,269	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 December 2003
(Assistant Company secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On- Market

Details of all shares bought back

2	Number of shares bought back	4,857,315
3	Total consideration paid or payable for the shares	$167,202,986.53
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price:$35.95 date: 8 October 2003 lowest price: $32.25 date: 24 November 2003

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 December 2003
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5


RECD S.E.C.
DEC 29 2003
1086

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,332 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,332 on 18/12/03

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
214,496,128	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,782,269	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 December 2003
(Assistant Company secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,509,627	84,000
4	Total consideration paid or payable for the shares	$155,232,191.98	$2,893,968.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid:$35.95 date:8 October 2003 lowest price paid:$32.25 date:24 November 2003	highest price paid: $34.48 lowest price paid: $34.31 highest price allowed under rule 7.33: $35.8995

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	263,688

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18 December 2003

(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

22 December 2003

Company Announcements Office
Australian Stock Exchange Limited


MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 22 December 2003, was 0.0342%.

Yours faithfully,

Angela Blair
Company Secretary

Rule 3.8A


DEC 2 9 2003
1086

Appendix 3E*

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

* *Amended from Appendix 3E Lodged 18/12/03 at 9:09am*

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,478,075	31,552
4	Total consideration paid or payable for the shares	$154,146,651.73	$1,085,540.25

+ See chapter 19 for defined terms.

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid:$35.95 date: 8 October 2003 lowest price paid:$32.25 date: 24 November 2003	highest price paid: $34.44 lowest price paid: $34.35* highest price allowed under rule 7.33: $35.7924

* Amended from Appendix 3E lodged 18/12/03 at 9:09am

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	347,688

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18 December 2003
(Assistant Company Secretary)

Print name: Angela Blair

== == ==

+ See chapter 19 for defined terms.



MACQUARIE BANK LIMITED

INTERIM UPDATE 30 SEPTEMBER 2003



MACQUARIE BANK LIMITED
ACN 008 583 542

This Interim Update contains an outline only of the financial results of Macquarie Bank Limited and its controlled entities for the half-year ended 30 September 2003.

If you would like a copy of the Financial Report for this period please call +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre

Results

The Macquarie Bank Group (the Bank, Macquarie) delivered another record result in the half-year to 30 September 2003. Consolidated after-tax profit attributable to ordinary equity holders increased 32 per cent to $242 million and consolidated pre-tax profit attributable to ordinary equity holders increased 27 per cent to $318 million compared to the prior corresponding period. Earnings per share increased 27 per cent on the prior corresponding period to 116.2 cents for the half-year ended 30 September 2003. The annualised return on average ordinary shareholders' funds was 23.2 per cent.

The result reflects the strength and diversity of the Bank's businesses with the Bank benefiting from an improvement in equity markets and from its policy of continuing to invest through the business cycle. It was also underpinned by a strong rise in international income, which comprised 32 per cent of the Bank's total income (excluding earnings on capital) for the period, up from 22 per cent in the prior corresponding period, notwithstanding the strength of the Australian dollar against the US dollar.

Total operating income rose by 20 per cent on the half-year ended 30 September 2002* to $1.2 billion with trading, fee and commission, interest and other income all up on the prior corresponding period. Fee and commission income contributed approximately 60 per cent of income, and increased 6 per cent on the prior corresponding period, while trading income rose by 2 per cent, contributing 19 per cent of the Bank's operating income. Net interest income rose by 8 per cent, contributing 12 per cent of operating income. Other operating income, including asset realisations mentioned elsewhere in this document, accounted for 9 per cent of operating income.

Reported net profit attributable to ordinary equity holders
($million)



350
300
250
200
150
100
50
0
31 March half-year
30 September half-year
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
HY 2004

*Excluding transmission income for the four-and-a-half months in the prior corresponding period when the Bank held the Broadcast Australia assets on its balance sheet.

The growth in operating income combined with continuing cost management initiatives helped reduce the expense to income ratio from 73.0 per cent in the half-year ended 30 September 2002 to 71.4 per cent. The Bank also remains strongly capitalised with a Tier 1 capital ratio of 18.5 per cent, which provides the ability to both support business initiatives and maintain good credit ratings.

The result was achieved in an environment influenced by strengthening equity markets and renewed confidence in the corporate sector, resulting in a diverse range and number of transactions. The period saw the progress of a number of international infrastructure opportunities such as the establishment of Macquarie Essential Assets Partnership (MEAP), a Canadian fund investing in North American utility assets. More recently in October, acquisitions of the UK water utility, South East Water, and the Stockholm airport express train, Arlanda Express, as the seed assets for the proposed Macquarie European Infrastructure Fund (MEIF) took place.

Net income
($million)


2,000
1,500
1,000
500
0
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
HY 2004

Return on average ordinary equity holders' funds
(%pa)


30
25
20
15
10
5
0
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
HY 2004

Consolidated group profit

Half-year to 30 September	2003 $M	2002* $M	Change
Total operating income	1,176	983	20%
Total operating expenses	(840)	(718)	17%
Profit before income tax	336	265	27%
Income tax expense	(78)	(67)	16%
Net profit after tax	258	198	30%
Outside equity interests	(3)	(1)	
Macquarie Income Securities distribution	(13)	(14)	
Profit attributable to ordinary equity holders	242	183	32%

	Cents	Cents	Change
Basic earnings per share	116.2	91.3	27%
Diluted earnings per share	114.4	89.4	28%

* Adjusted to exclude Broadcast Australia transmission income and operating expenses for the holding period from 2 April 2002 to 12 August 2002.

Summarised statement of financial position and capital adequacy

	30 Sep 2003 $M	31 Mar 2003 $M	30 Sep 2002 $M
Total assets	36,802	32,462	32,475
Total liabilities	33,461	29,877	29,873
Total equity attributable to equity holders of Macquarie Bank Limited	2,757	2,187	2,204
Outside equity interests in controlled entities	584	398	398
Total equity	**3,341**	**2,585**	**2,602**
Tier 1 capital	2,227	1,902	1,871
Total capital	2,690	2,147	1,903
Risk weighted assets	12,043	10,030	12,074
Tier 1 ratio (%)	18.5	19.0	15.5
Capital adequacy ratio (%)	22.3	21.4	15.8

All six major business Groups made solid contributions to the record result. The contributions of the individual Groups are highlighted in the table below.

The **Investment Banking Group** recorded an excellent overall performance, well up on the prior corresponding period.

The strong contribution from Corporate Finance was substantially up on the prior corresponding period. There was increased activity in the Australian market, particularly in equity markets and to a lesser extent in mergers and acquisitions (M&A), across the industry groups. M&A advisory roles included:

- advising Alinta and AMP managed funds on the acquisition of United Energy, Multinet and an interest in Alinta networks
- advising BankWest on the acquisition by HBOS of the remaining 43 per cent minority interest in BankWest
- advising AWB on its acquisition of Landmark from Wesfarmers
- advising East African Gold Mines on its acquisition by Placer Dome.

Equity capital markets' roles included the Promina initial public offering (IPO), the POWERS Trust capital raising and placements for AWB and Macquarie Goodman Industrial Trust.

Corporate Finance continued its global infrastructure strategy including:

- establishment of MEAP in Canada, seeded with the electricity transmission business Altalink. Initial commitments in this fund now total approximately $285 million
- Korean Road Infrastructure Fund's (KRIF) second close. Commitments in this fund now total approximately $465 million.

Active management of the operating assets in Macquarie Infrastructure Group, Macquarie Airports and Macquarie Communications Infrastructure Group resulted in increased earnings before interest, taxation, depreciation and amortisation for these companies for the 12 months to 30 June 2003 of 11 per cent, 16 per cent and 24 per cent respectively.

Relative contribution to profit	**1H 2004**	**FY 2003**	**1H 2003**
Corporate Finance (including Infrastructure and Specialised Funds)	40%	32%	31%
Financial Products (including Cross-border Leasing)	7%	61%	10%
Other (including Institutional Broking, Macquarie Capital)	11%	11%	10%
Total Investment Banking	**58%**	**49%**	**51%**
Treasury and Commodities	19%	23%	25%
Banking and Property	11%	18%	18%
Equity Markets	8%	5%	3%
Financial Services	4%	2%	1%
Funds Management	1%	2%	2%
Direct Investment	-1%	1%	0%

Financial Products' contribution was lower than in the prior corresponding period due to transaction timing and difficult conditions in the cross-border leasing market. New domestic retail funds, including the Australian Forestry Product, second Fusion Fund and second Macquarie Nine Film Fund were launched while the US loan management business Four Corners received four new mandates.

Institutional Stockbroking's contribution to profit in improved equity markets was well up on the prior corresponding period, with secondary market brokerage and issuance fees strong contributors.

Macquarie Capital's growth in asset-based leasing volumes continued with a 13 per cent increase to $2.6 billion from 31 March 2003.

The Group's pipeline is strong, particularly in advisory and underwriting roles. The global infrastructure business will continue to grow via both the establishment of new funds, such as the proposed MEIF and the addition of new assets to existing funds. Further raisings for KRIF and MEAP are anticipated, and the launch of two new funds, Global Infrastructure Fund II and the African Infrastructure Investment Fund, is expected. Overall the Group expects the full-year profit to be well up on last year.

The overall contribution from **Treasury and Commodities Group** was up on the prior corresponding period in mixed market conditions. While transaction volumes and general volatility have been satisfactory, stronger equity markets and higher commodity prices have reduced corporate debt and hedging requirements in some markets.

The contribution from Metals and Mining, including the $37.5 million profit on the realisation of the East African Gold Mines investment and a positive contribution from the energy capital business, was well up on the prior corresponding period. Foreign Exchange and Debt Markets continued to perform well, however their contributions were marginally lower than the strong contributions in the prior corresponding period.

Futures' contribution was down on the prior corresponding period due to lower margins and the stronger exchange rate.

Treasury's result was lower than its strong prior corresponding period performance, reflecting the less volatile interest rate environment. Less liquidity and volatility in agricultural commodity markets, together with reduced hedging requirements resulting from stronger sugar prices, resulted in a significantly lower contribution from Agricultural Commodities. The new division, Energy Markets made a positive contribution.

The outlook for the Group overall is for continued strong domestic business performance with offshore growth driven by commodity businesses, particularly the new London-based commodity derivatives alliance with The Royal Bank of Scotland.

The **Banking and Property Group's** contribution in the half was less than the record result in the prior corresponding period mainly due to the timing of transactions in the Property business. The funds under management of Macquarie Property and its associates increased 28 per cent to $9.2 billion from 31 March 2003. Strong revenues were derived from property financing developments. The quality of Macquarie Property's research was acknowledged with an Award for Excellence at the Australian Property Institute 2003 Awards.

The Australian mortgage portfolio grew 9 per cent to more than $10 billion, with record settlements, up 39 per cent on the prior corresponding period. However, the overall contribution from Mortgages was down as investment in international growth continued. Margin Lending was up on an increased margin loan portfolio. Banking was slightly down on a strong prior corresponding period but it continued to pursue expansion of its client base through the launch of new products and services. Golf and Leisure also continued to grow and is progressively realising some of its longer-term investments.

While the Australian property market remains relatively strong, softening in some sectors is expected. The Group will maintain its long-standing conservative credit policies and a well secured development portfolio. It will continue its strategy of selective growth in domestic and international niche markets and is well positioned for the medium-term.

The **Equity Markets Group's** contribution was significantly up on the prior corresponding period in improved global equity markets, with all major businesses performing well against a backdrop of improving global equity markets.

Hong Kong's improved profits reflect increased equity market activity. Stronger market positions were established in both the warrants and the unlisted equity linked note markets. New revenue streams were also created in higher-margin structured products.

Australia was again a strong contributor, though slightly down on the prior corresponding period due primarily to lower warrant volumes. Leading warrant market share was nevertheless maintained and revenue was further diversified through increased unlisted product sales.

The result from the new South African equity derivatives business alliance with Nedcor exceeded the result in the prior corresponding period from the previous business alliance. In Korea, the Group's new business alliance with Woori Bank commenced trading on schedule in September and initial business prospects look promising. The Japanese business was profitable as the market commenced its recovery, and the restructured European business, renamed International Structuring, also moved into profitability. Difficult conditions in Brazil resulted in a flat result for the period. The recently established Sydney-based International Trading Desk, focusing on global trading and risk management, produced a good contribution in its first full six months of operation as a result of significant growth in the sale of US risk products to Asian investors.

The Group continues to be leveraged to global equity markets. The Korean business alliance is expected to be profitable within 12 months and the Group has a growing focus on the US.

Benefiting from the improvement in equity markets, the contribution from **Financial Services Group** exceeded plans and was significantly up on the prior corresponding period.

Macquarie Adviser Services was voted Best Master Trust/Wrap Provider and Best Fund Manager in the *ASSIRT* 2003 Service Level Awards as well as the *Investorweb Research* Superannuation Manager of the Year for the second successive year. It was also named *Global Fund News'* Leading Distributor of

Long-term performance

Macquarie has continued to deliver strong earnings growth over the long-term. This strong earnings growth has translated into total shareholder returns of approximately 600 per cent for the period since the listing of the Bank's shares in July 1996 until 30 September 2003, as seen in the graph below. This compares very favourably with the returns generated by the other top 50 Australian listed companies over this period (average total shareholder return of approximately 107 per cent).

During the period the Bank's share price continued to strengthen and has returned to the levels at which the Bank undertook the capital raising in September 2001.

The consistently strong results produced by the Bank can be attributed to the continued implementation of strategies focusing on areas where we can add special value, developing annuity income streams and continuing to develop, through the cycle, a portfolio of businesses providing income diversity.

Macquarie total shareholder return versus the All Ordinaries accumulation index



800
700
600
500
400
300
200
100
0
Macquarie Bank total shareholder return
All Ordinaries accumulation index
JULY 1996
JULY 1997
JULY 1998
JULY 1999
JULY 2000
JULY 2001
JULY 2002
JULY 2003

Indexed to 100 in July 1996, data current to 30 September 2003

Ratings	Short-term	Long-term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

At 30 September 2003

the Year. Assets under administration in the Wrap administrative service increased 22 per cent to $7.7 billion and funds under management in the Macquarie Cash Management Trust increased 6 per cent to $9.3 billion.

Macquarie Financial Services, which provides advisory services to direct clients, made a major contribution to the Group's success, taking advantage of a substantial improvement in market conditions and leveraging a growth in adviser numbers with the addition of 60 new advisers in broking and wealth management.

The Group's outlook continues to be positive as it expands its operations in New Zealand and continues to take a strategic, relationship-based approach to financial services in Australia. Continued growth in the Wrap platform is expected and improving equity markets will provide better conditions for advisory and broker services. The Group is confident of increasing its profit contribution over the medium and long-term.

The **Funds Management Group's** contribution was marginally up on the prior corresponding period. Total funds under management increased by 8 per cent to $33.1 billion, with strong growth in international funds under management and good inflows into cash, fixed interest, currency and listed property funds.

The Group moved all its equities funds into its proven Style Neutral approach, with broad support from consultants and researchers. As investors sought lower-risk investments with rewarding returns, two new equities funds were launched: the Macquarie Australian Market Neutral Fund and the Macquarie Long-Short Equitised Fund.

The van Eyk Blueprint funds, developed this year with leading researcher van Eyk Research to offer a range of pre-blended, multi-manager investments, are gaining a significant presence within master funds and dealer groups.

The Group's operations in Asia were expanded with the acquisition of a 40 per cent stake in United Securities Investment Trust Corporation in Taiwan. Total funds under management in Asia grew by 53 per cent to $6.6 billion. Further growth in Asian joint ventures is anticipated. The Group has positive medium to long-term prospects and will be developing higher-margin products from existing capabilities.

Direct Investment reported a small loss for the period due principally to provisions being made against the loan to Nardell Coal, which was placed in receivership in February 2003. These provisions were substantially offset by the gain on the sale of businesses of houseware manufacturer Sabco. Agreement has now been reached on the sale of Nardell Coal's assets and no further provisions are expected.

Despite the disappointing outcome on Nardell, the majority of investee companies performed well over the period.

The improving markets provide opportunities for realisations and float preparations are advancing for a number of investments, with realisations expected before the end of the year. One investee company, JB Hi-Fi, floated on the Australian Stock Exchange in October 2003. Other realisations via IPO and trade sale are expected in the December quarter. Overall, the Division is anticipating a good profit for the year and expects to make substantial returns to its fund investors in the near term.



Design: Emery Vincent Design, Sydney

Dividend policy and capital management

The Bank has declared an interim dividend for the half-year to 30 September 2003 of 52 cents per share, up from the 41 cents per share interim dividend in the prior corresponding period and equal to last year's final dividend. The interim dividend will be franked to 90 per cent. This significant increase in the interim dividend is in accordance with the revised ordinary dividend policy announced in May this year and recognises the change in the pattern of the Bank's earnings between its first and second half reporting periods.

The 52 cent interim dividend represents a dividend payout ratio of 46.3 per cent of first half earnings. The full-year payout ratio is still expected to be in the range of 50 – 60 per cent as previously advised. Dividends are expected to remain at least 80 per cent franked in the medium-term.

In respect of the Bank's Dividend Reinvestment Plan, shareholders have recently been advised that, having regard to current market practice and the Bank's strong capital position, a discount to the prevailing market price will no longer be offered (previously a discount of 2.5 per cent applied).

During the period, the Bank also advised the early conversion of its Converting Preference Shares (CPS). The 1.5 million CPS on issue were converted to ordinary shares on 25 September 2003. A final fully-franked dividend on the CPS was paid on the date of conversion.

At the same time, the Bank also advised that it would undertake an on-market buy-back of the number of ordinary shares resulting from conversion of the CPS. As a result, a buy-back of approximately 4.9 million ordinary shares commenced after the conversion date and is expected to be completed by 6 August 2004.

Outlook

Current domestic market conditions are exceptionally favourable and international market conditions are favourable, with high volumes in most markets. There is also markedly improved investor confidence, improving corporate confidence and continuing good credit quality.

In the current year, the Bank expects to continue to benefit from these positive conditions and anticipates the second half will be significantly up on the prior corresponding period, but, as usual, below the first half due to the timing of performance fees.

Over the medium-term, Macquarie expects to benefit from growth initiatives across our businesses and international growth is expected to continue. However, the Bank will continue to be influenced by market conditions and therefore caution should be exercised in extrapolating from the current year.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Macquarie Bank Limited	46 008 583 542

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market
2	Date Appendix 3C was given to ASX	7 August 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,593,627	263,688
4	Total consideration paid or payable for the shares	$158,126,159.98	$9,076,826.55

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid:$35.95 date: 8 October 2003 lowest price paid:$32.25 date: 24 November 2003	highest price paid: $ 34.45 lowest price paid: $34.35 highest price allowed under rule 7.33: $36.0318

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	NIL

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 December 2003
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.